Board of Management



vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SUPPL

Amsterdam, 1 February 2006

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Vedior acquires European IT recruitment specialist

For release at 8.00am on 1 February 2006

Vedior is pleased to announce it has agreed to acquire a 66% interest in Talisman Software Holding SA ("Talisman" or "the Company"). Talisman is a provider of innovative flexible resource provisioning primarily to the information technology and business consulting sectors.

Headquartered in Neuchâtel, Switzerland, Talisman provides permanent and temporary/contract staff globally from a network of offices in Switzerland, Germany Netherlands, and the UK. The Company's core focus is on the provision of personnel for SAP, web and eCommerce related projects.

Talisman has developed a highly experienced administration team which provides an extensive range of complementary services to clients and temporary contractors such as expatriate payroll management, visas, work permits, income tax administration, housing and skills management. These value added services enable Talisman's temporary contractors to focus on client assignments without having to be burdened and distracted by administrative matters.

Established in 1994, Talisman has a strong track record and achieved unaudited annual sales to 31 December 2005 of CHF 46.0 million (€30.0 million).

Zach Miles, Vedior's Chief Executive said, *"Talisman is a valuable addition to our portfolio of IT recruitment brands and extends our position as the world's largest provider of professional/executive recruitment. I believe the timing is right to benefit from the resurgent demand for skilled information technology personnel."*

According to IDC research published in October 2005, more than 50% of companies see an increasing need for IT staff driven by extensive advanced technology adoption in Europe and the rapid growth of eBusiness. By 2008, IDC predicts there will be skills shortages within the technology sector of up to half a million people across Europe, representing an average skills gap of 15.8%.

IT recruitment is already one of Vedior's most important sectors representing 9% of Group sales and 15% of Group operating income in Q3 2005. IT staffing sales for the first nine months of 2005 increased organically by 18% compared to the first nine months of 2004 while operating income improved organically by 42% over the same period. Vedior provides personnel in a full range of technical disciplines to clients all around the world through a variety of strong local brands such as Sapphire , Abraxas and Expectra.

Vedior's stated strategy is to increase the proportion of sales derived from professional/executive recruitment and the addition of Talisman to the Group is a further step towards achieving this ambition.

Talisman's existing management team will continue to develop the Company. The outstanding 34% interest will remain with management of the Company with Vedior having the right to acquire these shares in due course.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors in 43 countries. Annual sales for 2004 were €6,467 million.

From its global network, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education as well as a strong global presence in administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary